Propeller Enterprises

Balance Sheet

As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
ASSETS		
Current Assets		
Bank Accounts		
TOTAL BUS CHK 2198	379,790.07	433,968.90
Total Bank Accounts	**$379,790.07**	**$433,968.90**
Accounts Receivable		
Accounts Receivable	5,000.00	5,000.00
Total Accounts Receivable	**$5,000.00**	**$5,000.00**
Total Current Assets	**$384,790.07**	**$438,968.90**
Fixed Assets		
Accum Depreciation	-2,164.00	-2,164.00
Computers	2,164.00	5,041.32
Marketing Assets		111,908.56
Total Fixed Assets	**$0.00**	**$114,785.88**
Other Assets		
Accumulated Amortization of Other Assets	-29,125.00	-29,125.00
Intangible Assets	103,595.00	103,595.00
Loan Origination Fees	10,422.60	10,422.60
Total Other Assets	**$84,892.60**	**$84,892.60**
TOTAL ASSETS	**$469,682.67**	**$638,647.38**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express 1007	22,141.04	32,006.19
American Express 81007	0.00	749.51
Business Gold Card 61007	4,623.08	1,759.28
Capital One CC 1014	36,458.19	22,657.64
Chase cc 1918	18,935.57	3,278.64
Chase Credit Card 3988	0.00	0.00
Total Credit Cards	**$82,157.88**	**$60,451.26**
Other Current Liabilities		
Deferred Revenue	264,880.95	338,333.33
Payroll Liabilities	1,471.68	1,867.96
Tax Deferral Soc Sec	3,024.56	0.00
Total Other Current Liabilities	**$269,377.19**	**$340,201.29**
Total Current Liabilities	**$351,535.07**	**$400,652.55**

Propeller Enterprises

Balance Sheet

As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
Long-Term Liabilities		
EIDL SBA Loan	499,150.00	499,150.00
Total Long-Term Liabilities	**$499,150.00**	**$499,150.00**
Total Liabilities	**$850,685.07**	**$899,802.55**
Equity		
Common Stock	66,944.36	66,944.36
Preferred Stock	63,000.00	63,000.00
Retained Earnings	-317,330.23	-627,950.79
Wefunder Contributions	117,004.03	139,576.80
Net Income	-310,620.56	97,274.46
Total Equity	**$ -381,002.40**	**$ -261,155.17**
TOTAL LIABILITIES AND EQUITY	**$469,682.67**	**$638,647.38**

Propeller Enterprises

Profit and Loss
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Income			
Affiliate Referrals	301,070.71	189,606.85	$490,677.56
Direct Contributions	324,826.88	261,573.45	$586,400.33
Donation Fees	230,948.54	549,562.64	$780,511.18
Event Revenue		183,471.34	$183,471.34
Service Revenue (MRR)	1,065,117.59	1,945,447.32	$3,010,564.91
Total Income	**$1,921,963.72**	**$3,129,661.60**	**$5,051,625.32**
Cost of Goods Sold			
Event Expenses		84,225.18	$84,225.18
Freight & delivery - COS	1,789.55		$1,789.55
Reward Fulfillment	231,383.53	431,781.38	$663,164.91
Servers & Hosting	9,519.92	28,905.11	$38,425.03
Total Cost of Goods Sold	**$242,693.00**	**$544,911.67**	**$787,604.67**
GROSS PROFIT	**$1,679,270.72**	**$2,584,749.93**	**$4,264,020.65**
Expenses			
Accounting Fees	36,000.00	24,000.00	$60,000.00
Advertising & Marketing		0.00	$0.00
Direct Marketing	990,537.84	966,831.17	$1,957,369.01
Other Advertising Expense	100,619.10	170,937.67	$271,556.77
Total Advertising & Marketing	**1,091,156.94**	**1,137,768.84**	**$2,228,925.78**
Auto	561.54		$561.54
Bank Charges	3,047.64	2,182.01	$5,229.65
Dues & Subscriptions	909.00		$909.00
Insurance	2,247.98	5,489.15	$7,737.13
Insurance - Liability	2,217.48	3,553.00	$5,770.48
Legal & Professional Fees	23,170.27	31,228.65	$54,398.92
Meals and Entertainment	3,116.16	7,494.03	$10,610.19
Miscellaneous	4,916.05	10,576.43	$15,492.48
Office Expenses	23,189.27	19,189.40	$42,378.67
Payment Processing Fees	1,435.70	1,529.80	$2,965.50
Payroll Expenses			$0.00
Health Insurance	13,448.15	34,510.44	$47,958.59
Payroll Processing Fees	1,617.01	4,242.67	$5,859.68
Payroll Tax Expense	30,330.79	56,815.86	$87,146.65
Wages & Salaries	349,843.23	665,418.92	$1,015,262.15
Total Payroll Expenses	**395,239.18**	**760,987.89**	**$1,156,227.07**
Postage & Delivery	7,368.98	39,724.81	$47,093.79
QuickBooks Payments Fees	105.05		$105.05
Shipping and delivery expense		4.00	$4.00
Software	3,202.61	8,675.28	$11,877.89
Subcontractors	366,181.53	419,131.57	$785,313.10
Taxes & Licenses	2,192.27	1,515.00	$3,707.27

Propeller Enterprises

Profit and Loss
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Travel	7,508.00	20,508.18	$28,016.18
Travel Meals	21.44		$21.44
Utilities	376.50		$376.50
Total Expenses	**$1,974,163.59**	**$2,493,558.04**	**$4,467,721.63**
NET OPERATING INCOME	$ -294,892.87	$91,191.89	$ -203,700.98
Other Income			
Other Income	10,288.17	50,130.62	$60,418.79
Total Other Income	**$10,288.17**	**$50,130.62**	**$60,418.79**
Other Expenses			
FTB State Tax	800.00		$800.00
Interest Expense	7,530.86	44,048.05	$51,578.91
Non-Deductibe Donations	17,685.00		$17,685.00
Total Other Expenses	**$26,015.86**	**$44,048.05**	**$70,063.91**
NET OTHER INCOME	$ -15,727.69	$6,082.57	$ -9,645.12
NET INCOME	$ -310,620.56	$97,274.46	$ -213,346.10

Propeller Enterprises

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	97,274.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Accounts Payable	0.00
American Express 1007	9,865.15
American Express 81007	749.51
Business Gold Card 61007	-2,863.80
Capital One CC 1014	-13,800.55
Chase cc 1918	-15,656.93
Deferred Revenue	73,452.38
Payroll Liabilities	396.28
Tax Deferral Soc Sec	-3,024.56
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**49,117.48**
Net cash provided by operating activities	**$146,391.94**
INVESTING ACTIVITIES	
Computers	-2,877.32
Marketing Assets	-111,908.56
Net cash provided by investing activities	**$ -114,785.88**
FINANCING ACTIVITIES	
Wefunder Contributions	22,572.77
Net cash provided by financing activities	**$22,572.77**
NET CASH INCREASE FOR PERIOD	**$54,178.83**
Cash at beginning of period	379,790.07
CASH AT END OF PERIOD	**$433,968.90**

Propeller Enterprises

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-310,620.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	750.00
Accounts Payable	0.00
American Express 1007	22,141.04
American Express 81007	-550.00
Business Gold Card 61007	-15,490.57
Capital One CC 1014	27,060.57
Chase cc 1918	-10,096.80
Chase Credit Card 3988	-2,347.03
Accrued Expenses	0.00
Deferred Revenue	255,480.95
Payroll Liabilities	1,471.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**278,419.84**
Net cash provided by operating activities	**$ -32,200.72**
FINANCING ACTIVITIES	
EIDL SBA Loan	-750.00
Wefunder Contributions	117,004.03
Net cash provided by financing activities	**$116,254.03**
NET CASH INCREASE FOR PERIOD	**$84,053.31**
Cash at beginning of period	295,736.76
CASH AT END OF PERIOD	**$379,790.07**